May 20, 2010

D. Michael Jones
General Counsel
Markel Corporation
4521 Highwoods Parkway
Glen Allen, Virginia 23060

> **Re:** **Markel Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 1, 2010**
> **Schedule 14A filed March 19, 2010**
> **File No. 001-15811**

Dear Mr. Jones:

We have reviewed your May 14, 2010 response to our May 10, 2010 comment letter and have the following additional comments. Where indicated, we think you should revise your Form 10-K in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we ask you to provide us with information to better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A filed March 19, 2010

Election of Directors, page 2

1. We note your response to our prior comment 1. However, for Messrs. Alan I. Kirshner, Anthony F. Markel and Steven A. Markel it does not appear that you have provided more than a discussion of the business experience previously required by Item 401(e) of Regulation S-K. Please provide draft disclosure to be included in an amended Form 10-K which expands on the prior experience and

identifies the qualifications, attributes or skills possessed which led the board to conclude that each should serve as a director of the company. If the directors' prior experience with the company has provided them with such qualifications, attributes or skills, please discuss.

2. We note your response to our prior comment 1 and the following statements on pages 2-4 of the filing:

   - "He has held numerous leadership positions in the insurance industry and has served as a director of another public company involved in the insurance business." (Page 2)
   - "He has also served as a director of other public companies." (Page 3)
   - "He has served on the audit committee of other public and private companies." (Page 4)

   If any of the referenced directorships were held within the last five years, please provide draft disclosure to be included in an amended Form 10-K which names the companies at which the positions were held and the start and end dates of each.

*   *   *

As appropriate, please amend your Form 10-K for the fiscal year ended December 31, 2009 and respond to these comments and our prior comments within 10 business days or tell us when you will provide us with a response. Please furnish on EDGAR under the form type label CORRESP a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

Please contact Laura Crotty, Staff Attorney, at (202) 551-3563 or myself at (202) 551-3715 if you have questions regarding this letter.

Sincerely,

Jeffrey P. Riedler
Assistant Director